March 29, 2019

Joseph Payne
Chief Legal Officer & Secretary
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, Ohio 45177

       Re: Air Transport Services Group, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 19, 2019
           File No. 000-50368

Dear Mr. Payne:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure